MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL POSITION AND RESULTS OF OPERATIONS
THIRD QUARTER ENDED SEPTEMBER 30, 2014
The following Management’s Discussion and Analysis (“MD&A”) of IAMGOLD Corporation (“IAMGOLD” or the “Company”), dated November 12, 2014, is intended to supplement and complement the unaudited condensed consolidated interim financial statements and notes (“consolidated interim financial statements”) thereto for the three and nine months ended September 30, 2014. This MD&A should be read in conjunction with IAMGOLD’s annual audited consolidated financial statements and related notes for December 31, 2013 and the related MD&A included in the 2013 annual report. All figures in this MD&A are in U.S. dollars, unless stated otherwise. Additional information on IAMGOLD Corporation can be found at www.sedar.com or www.sec.gov. IAMGOLD’s securities trade on the Toronto and New York stock exchanges.
CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

All information included in this MD&A, including any information as to the Company’s future financial or operating performance, and other statements that express management’s expectations or estimates of future performance, other than statements of historical fact, constitute forward-looking information or forward-looking statements and are based on expectations, estimates and projections as of the date of this MD&A. For example, forward-looking statements contained in this MD&A are found under, but are not limited to being included under, the headings “Third Quarter 2014 Summary”, “Outlook” and “Quarterly Updates”, and include, without limitation, statements with respect to: the Company’s guidance for production, total cash costs, all-in sustaining costs, depreciation expense, effective tax rate, niobium production and operating margin, capital expenditures, operations outlook, development and expansion projects, exploration, the future price of gold, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, the timing and amount of estimated future production, costs of production, permitting timelines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans relating to the future. Forward-looking statements are generally identifiable by, but are not limited to, the use of the words “may”, “will”, “should”, “continue”, “expect”, “anticipate”, “estimate”, “believe”, “intend”, “plan”, “suggest”, “guidance”, “outlook”, “potential”, “prospects”, “seek”, “targets”, “strategy” or “project” or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The Company cautions the reader that reliance on such forward-looking statements involve risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of IAMGOLD to be materially different from the Company’s estimated future results, performance or achievements expressed or implied by those forward-looking statements, and the forward-looking statements are not guarantees of future performance. These risks, uncertainties and other factors include, but are not limited to, changes in the global prices for gold, niobium, copper, silver or certain other commodities (such as diesel, aluminum and electricity); changes in U.S. dollar and other currency exchange rates, interest rates or gold lease rates; risks arising from holding derivative instruments; the level of liquidity and capital resources; access to capital markets, and financing; mining tax regimes; ability to successfully integrate acquired assets; legislative, political or economic developments in the jurisdictions in which the Company carries on business; operating or technical difficulties in connection with mining or development activities; laws and regulations governing the protection of the environment; employee relations; availability and increasing costs associated with mining inputs and labour; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves; adverse changes in the Company’s credit rating; contests over title to properties, particularly title to undeveloped properties; and the risks involved in the exploration, development and mining business. With respect to development projects, IAMGOLD’s ability to sustain or increase its present levels of gold production is dependent in part on the success of its projects. Risks and unknowns inherent in all projects include the inaccuracy of estimated reserves and resources, metallurgical recoveries, capital and operating costs of such projects, and the future prices for the relevant minerals. Development projects have no operating history upon which to base estimates of future cash flows. The capital expenditures and time required to develop new mines or other projects are considerable, and changes in costs or construction schedules can affect project economics. Actual costs and economic returns may differ materially from IAMGOLD’s estimates or IAMGOLD could fail to obtain the governmental approvals necessary for the operation of a project; in either case, the project may not proceed, either on its original timing or at all.
For a more comprehensive discussion of the risks faced by the Company, and which may cause the actual financial results, performance or achievements of IAMGOLD to be materially different from the Company’s estimated future results, performance or achievements expressed or implied by forward-looking information or forward-looking statements, please refer to the Company’s latest Annual Information Form (“AIF”), filed with the Canadian securities regulatory authorities at www.sedar.com, and filed under Form 40-F with the United States Securities Exchange Commission at www.sec.gov/edgar.html. The risks described in the AIF (filed and viewable on www.sedar.com and www.sec.gov/edgar.html, and is available upon request from the Company) are hereby incorporated by reference into this MD&A.
The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as required by applicable law.

IAMGOLD CORPORATION
THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – SEPTEMBER 30, 2014

ABOUT IAMGOLD

IAMGOLD is a mid-tier mining company with five producing gold mines on three continents and one of the world’s top three niobium mines. A solid base of strategic assets in Canada, South America and Africa is complemented by development and exploration projects, and continued assessment of accretive acquisition opportunities. IAMGOLD is in a strong financial position with extensive management and operational expertise. IAMGOLD (www.iamgold.com) is listed on the Toronto Stock Exchange (trading symbol “IMG”) and the New York Stock Exchange (trading symbol “IAG”).
IAMGOLD’s commitment is to Zero Harm, in every aspect of its business. IAMGOLD is one of the companies on the JSI index1.
THIRD QUARTER 2014 HIGHLIGHTS

•	In its first quarter of commercial production, Westwood had a strong performance by producing 35,000 ounces with a total cash cost of $772 per ounce produced.

•
The Company reached an agreement on October 3, 2014 to sell its niobium mine for a total consideration of $530 million. The assets and liabilities of the mine will be reflected as held for sale in the Company's fourth quarter results.

•	All-in sustaining costs[2,3] - gold mines[5] decreased for the third consecutive quarter to $1,115 per ounce sold as compared to $1,207 per ounce sold in the third quarter 2013.

•	Total cash costs[2,4] - gold mines were $851 per ounce produced as compared to $807 per ounce produced in the third quarter 2013 and $881 in the second quarter 2014.

•	Attributable gold production, inclusive of joint venture operations, was 225,000 ounces as compared to 228,000 ounces in the third quarter 2013 and 206,000 ounces in the second quarter 2014.

•	The Company's initiative to optimize and monetize a portion of its non-cash working capital remains a focus and improved during the quarter.

•
In October 2014, the Boto Gold project in Senegal reported positive assay results with wide intervals of high grade mineralization confirming continuity of resource and expanding the limits. Highlights included drill intersections of 64 metres grading 3.37g/t gold and 16 metres grading 7.73 g/t gold (refer to news release dated October 20, 2014).

•
In November 2014, recognizing the challenges of a lower gold price environment and reinforcing the Company's culture of continuous improvement, the Company reorganized its top executive leadership team (refer to news release dated November 10, 2014).

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[1]
Jantzi Social Index (“JSI”). The JSI is a socially screened market capitalization-weighted common stock index modeled on the S&P/TSX 60. It consists of companies that pass a set of broadly based environmental, social and governance rating criteria.

[2]	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of the MD&A for the reconciliation to GAAP.

[3]	The Company has begun including the income from its Diavik royalty as an offset to operating costs in the calculation of this measure. Previous periods have been revised for comparability.

[4]
The total cash costs computation does not include Westwood pre-commercial production for the three months ended September 30, 2013 of 43,000 ounces and the three months ended June 30, 2014 of 9,000 ounces.

[5]	Gold mines, as used with total cash costs and all-in sustaining costs, consist of Rosebel, Essakane, Westwood (commercial production), Mouska, Sadiola and Yatela on an attributable basis.

IAMGOLD CORPORATION
THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – SEPTEMBER 30, 2014

THIRD QUARTER 2014 SUMMARY

FINANCIAL

•
Cash, cash equivalents and gold bullion (at market value) was $334.4 million at September 30, 2014, up $37.1 million from June 30, 2014. The increase was mainly due to cash generated from operating activities ($115.3 million), and proceeds on sale and leaseback arrangements ($6.4 million), partially offset by spend on property, plant and equipment ($71.7 million) and a decrease in the market value of gold bullion ($13.2 million).

•
Initiatives to optimize and monetize a portion of non-cash working capital processes continue to produce positive results.  Over the past 12 months, receivables and other current assets and inventory levels, in aggregate, have been reduced by $92.3 million. The Company will continue to manage working capital, effectively balancing its liquidity position, while maintaining appropriate inventory levels to support operations.

•
Net cash from operating activities for the third quarter 2014 was $115.3 million, up $50.4 million or 78% from the same prior year period. The increase was mainly due to collecting cash on outstanding receivables ($10.9 million), paying less income taxes ($23.1 million) and reducing inventory levels ($14.5 million), partially offset by lower earnings from operations.

•
Net cash from operating activities before changes in working capital[1] for the third quarter 2014 was $88.9 million ($0.24 per share1), up $21.5 million ($0.06 per share) or 32% from the same prior year period.

•
Revenues for the third quarter 2014 were $341.5 million, up $48.0 million or 16% from the same prior year period. The increase was a result of higher gold sales volume of 42,000 ounces ($52.7 million) with the completion of the expansion at Essakane and achievement of commercial production at Westwood, higher niobium sales volume ($6.8 million) and other revenues ($0.8 million), partially offset by lower average realized gold price ($12.3 million).

•
Cost of sales for the third quarter 2014 was $294.8 million, up $77.1 million or 35% from the same prior year period. The increase was mainly a result of higher operating costs ($52.7 million) and higher depreciation expense ($24.3 million). Higher operating costs were noted at Essakane as more hard rock was processed with less mining costs capitalized as access to the ore zone on the south side of the pit was achieved ($37.9 million) and Westwood due to commencement of commercial production ($24.7 million), partially offset by lower operating costs at Mouska due to lower sales volume ($9.3 million). Higher depreciation expense was primarily due to the commencement of commercial production at Westwood ($14.8 million).

•
Income tax expense for the third quarter 2014 was $70.7 million. With earnings before income taxes in the quarter of $3.4 million, a nominal income tax expense would have been expected. However, with the agreement to sell Niobec, the Company no longer had the benefit of the projected future taxable income from Niobec that would have offset taxable losses in other operations in Canada. Accordingly, a non-cash deferred tax expense of $72.0 million was incurred in the quarter. There was no change to the economic value of the underlying tax pools that may be used to reduce cash income taxes in the future.

•
Net losses attributable to equity holders for the third quarter 2014 were $72.5 million or $0.19 per share, down $97.8 million or $0.26 per share from the same prior year period. The decrease mainly related to higher cost of sales and income taxes as noted above, net derivative losses ($17.9 million), net changes in estimates of asset retirement obligations at closed sites ($12.0 million) and higher finance costs ($4.6 million), partially offset by the reversal of the allowance for receivables ($6.2 million), lower exploration expense (3.5 million), and higher revenues ($48.0 million) as noted above.

OPERATIONS

•
Regarding health and safety, the frequency of all types of serious injuries (measured as DART rate2) for the third quarter 2014 was 0.60 compared to 1.06 for the same prior year period, representing a 43% improvement.

GOLD

•
Attributable gold production, inclusive of joint venture operations, for the third quarter 2014 was 225,000 ounces, down 3,000 ounces or 1% from the same prior year period. Gold production was lower mainly due to lower grade ore processed at Rosebel (12,000 ounces), winding down of mine operations at Yatela (3,000 ounces) and Westwood (8,000 ounces). This was partially offset by higher grade ore processed at Essakane (19,000 ounces) due to the benefits realized from the expanded plant processing hard rock, and increased milling at Sadiola (2,000 ounces).

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[1]	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of the MD&A for the reconciliation to GAAP.

[2]	The DART rate refers to the number of days away, restricted duty or job transfer incidents that occur per 100 employees.

IAMGOLD CORPORATION
THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – SEPTEMBER 30, 2014

•
Attributable gold sales volume, inclusive of joint venture operations, for the third quarter 2014 was 233,000 ounces, compared to attributable gold production of 225,000 ounces. The variance of 8,000 ounces is mainly due to gold doré inventory produced in the second quarter 2014, sold in the third quarter 2014 at Essakane (6,000 ounces) and Mouska (6,000 ounces), partially offset by inventory at Rosebel (3,000 ounces) sold in the fourth quarter 2014.

•
Total cash costs[1,2] - gold mines[4] for the third quarter 2014 were $851 per ounce produced, up 5% from the same prior year period. The increase was mainly due to lower grades at Rosebel and processing more hard rock at Rosebel and Essakane along with inflationary cost pressures across all sites. This was partially offset by the sustained benefits from the Company’s 2013 cost reduction program.

•	All-in sustaining costs[1,3] - gold mines for the third quarter 2014 were $1,115 per ounce sold, down 8% from the same prior year period. The decrease was mainly as a result of lower sustaining capital.

•
All-in sustaining costs - total[5] for 2014 were $1,017 per ounce sold, down 10% from the same prior year period. This measure includes the impact of the Niobec operating margin[1] and its sustaining capital expenditures.

NIOBIUM

•
Niobium production for the third quarter 2014 was 1.4 million kilograms, up 8% from the same prior year period. The operating margin per kilogram of niobium[1] for the third quarter 2014 increased by 16% from the same prior year period to $22 per kilogram.

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[1]	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of the MD&A for the reconciliation to GAAP.

[2]	The total cash costs computation does not include Westwood pre-commercial production for the three months ended September 30, 2013 of 43,000 ounces.

[3]	The Company has begun including the income from its Diavik royalty as an offset to operating costs in the calculation of this measure. Previous periods have been revised for comparability.

[4]	Gold mines, as used with total cash costs and all-in sustaining costs, consist of Rosebel, Essakane, Westwood (commercial production), Mouska, Sadiola and Yatela on an attributable basis.

[5]
Total, as used with all-in sustaining costs, includes the impact of niobium contribution, defined as the Niobec operating margin and its sustaining capital, on a per gold ounce sold basis. Refer to the all-in sustaining costs table in the non-GAAP performance measures section of the MD&A.

IAMGOLD CORPORATION
THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – SEPTEMBER 30, 2014

SUMMARY OF FINANCIAL AND OPERATING RESULTS

	Three months ended September 30,		Nine months ended September 30,
	2014	2013	2014	2013
Financial Results ($ millions, except where noted)
Revenues	$341.5	$293.5	$909.4	$899.9
Cost of sales	$294.8	$217.7	$765.4	$610.9
Earnings from mining operations[1]	$46.7	$75.8	$144.0	$289.0
Net earnings (losses) attributable to equity holders of IAMGOLD	$(72.5)	$25.3	$(84.8)	$7.8
Net earnings (losses) per share ($/share)	$(0.19)	$0.07	$(0.23)	$0.02
Adjusted net earnings attributable to equity holders of IAMGOLD[1]	$0.2	$26.2	$20.1	$117.6
Adjusted net earnings per share[1] ($/share)	$—	$0.07	$0.05	$0.31
Net cash from operating activities	$115.3	$64.9	$240.2	$202.3
Net cash from operating activities before changes in working capital[1]	$88.9	$67.4	$223.6	$250.9
Net cash from operating activities before changes in working capital ($/share)[1]	$0.24	$0.18	$0.59	$0.67
Key Operating Statistics
Gold sales – attributable (000s oz)	233	195	601	567
Gold commercial production – attributable (000s oz)	225	185	593	587
Gold production – attributable[2] (000s oz)	225	228	603	640
Average realized gold price[1] ($/oz)	$1,272	$1,334	$1,281	$1,438
Total cash costs[1,3,4] - gold mines[5] ($/oz)	$851	$807	$871	$793
Gold margin[1] ($/oz)	$421	$527	$410	$645
All-in sustaining costs[1,4,6] – gold mines ($/oz)	$1,115	$1,207	$1,138	$1,221
All-in sustaining costs – total[7] ($/oz)	$1,017	$1,125	$1,018	$1,154
Niobium production (millions of kg Nb)	1.4	1.3	4.1	3.7
Niobium sales (millions of kg Nb)	1.4	1.1	4.3	3.6
Operating margin[1] ($/kg Nb)	$22	$19	$20	$17

Financial Position ($ millions)	September 30, 2014	December 31, 2013
Cash, cash equivalents, and gold bullion
at market value	$334.4	$384.6
at cost	$267.4	$319.2
Total assets	$4,192.9	$4,190.4
Long-term debt	$641.3	$640.3
Available credit facilities	$750.0	$750.0

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[1]	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of the MD&A for the reconciliation to GAAP.

[2]
Attributable gold production includes Westwood pre-commercial production for the nine months ended September 30, 2014 of 10,000 ounces, and for the three and nine months ended September 30, 2013 of 43,000 ounces and 53,000 ounces, respectively.

[3]
The total cash costs computation does not include Westwood pre-commercial production for the nine months ended September 30, 2014 of 10,000 ounces, and for the three and nine months ended September 30, 2013 of 43,000 and 53,000 ounces, respectively.

[4]	By-product credits are included in the calculation of this measure; refer to the non-GAAP performance measures section of the MD&A for the reconciliation to GAAP.

[5]	Gold mines, as used with total cash costs and all-in sustaining costs, consist of Rosebel, Essakane, Westwood (commercial production), Mouska, Sadiola and Yatela on an attributable basis.

[6]	The Company has begun including the income from its Diavik royalty as an offset to operating costs in the calculation of this measure. Previous periods have been revised for comparability.

[7]
Total, as used with all-in sustaining costs, includes the impact of niobium contribution, defined as the Niobec operating margin and sustaining capital, on a per gold ounce sold basis. Refer to the all-in sustaining costs table in the non-GAAP performance measures section of the MD&A.

IAMGOLD CORPORATION
THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – SEPTEMBER 30, 2014

OUTLOOK

IAMGOLD Full Year Guidance[6]	2014
Rosebel (000s oz)	315 - 320
Essakane (000s oz)	330 - 335
Doyon division[1] (000s oz)	95 - 100
Total owner-operated production (000s oz)	740 - 755
Joint ventures (000s oz)	95
Total attributable production (000s oz)	835 - 850

Total cash costs[2,3] - owner-operator ($/oz)	$790 - $830
Total cash costs - gold mines[4] ($/oz)	$825 - $875

All-in sustaining costs[2] - owner-operator ($/oz)	$1,100 - $1,200
All-in sustaining costs - gold mines ($/oz)	$1,150 - $1,250
All-in sustaining costs - total[5] ($/oz)	$1,080 - $1,185

Niobec production (millions of kg Nb)	5.2 - 5.5
Niobec operating margin[2] ($/kg Nb)	$17 - $19

[1]	Doyon division production of 95,000 to 100,000 ounces includes Westwood pre-commercial production. The contribution from pre-commercial production was recorded against its mining assets.

[2]	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of the MD&A for the reconciliation to GAAP.

[3]	The total cash costs computation does not include Westwood pre-commercial production.

[4]	Gold mines, as used with total cash costs and all-in sustaining costs, consist of Rosebel, Essakane, Westwood (commercial production), Mouska, Sadiola and Yatela on an attributable basis.

[5]	Total, as used with all-in sustaining costs, includes the impact of niobium contribution, defined as the Niobec mine’s operating margin and sustaining capital, on a per gold ounce sold basis.

[6]
The outlook is based on 2014 full year assumptions with an average realized gold price of $1,300 per ounce, Canadian $/U.S.$ exchange rate of 1.05, U.S.$/€ exchange rate of 1.30 and average crude oil price of $95 per barrel.

GOLD PRODUCTION AND CASH COSTS
The Company is narrowing its 2014 attributable gold production guidance from 835,000 - 900,000 ounces to 835,000 - 850,000 ounces. This guidance reflects lower grades at Rosebel offset by Essakane's increased production due to the successful ramp-up of processing higher grade hard rock.
The Company is maintaining its 2014 total cash costs guidance of $825 to $875 per ounce produced.
ROSEBEL
The grades in the third quarter were higher than the first half of 2014 due to implementation of measures stemming from the grade control audit along with the move to reverse circulation drilling for in-pit grade control. With grades and recoveries in the fourth quarter expected to be in line with the third quarter, the Company is lowering its 2014 attributable gold production guidance from 330,000 - 350,000 ounces to 315,000 - 320,000 ounces.
ESSAKANE
With the production ramp-up and strong throughput along with higher grade hard rock ore, the Company is increasing its 2014 attributable gold production guidance from 315,000 - 330,000 ounces to 330,000 - 335,000 ounces.
DOYON DIVISION
Westwood achieved commercial production effective July 1,2014. From the effective date, Westwood's contribution from sales is recorded in the consolidated statements of earnings and is no longer netted against capital expenditures.
The Company is changing its 2014 attributable gold production guidance for the Doyon division from 100,000 - 120,000 ounces to 95,000 - 100,000 ounces. The Company is maintaining its total 2014 cash cost guidance of $750 to $850 per ounce produced.
JOINT VENTURES
The Company is changing its 2014 attributable gold production guidance from 90,000 - 95,000 ounces to 95,000 ounces.

IAMGOLD CORPORATION
THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – SEPTEMBER 30, 2014

NIOBIUM PRODUCTION AND OPERATING MARGIN
The Company is maintaining its guidance and expects to produce between 5.2 million and 5.5 million kilograms of niobium in 2014 at an operating margin of between $17 and $19 per kilogram.
EFFECTIVE TAX RATE
The effective tax rate for the nine months ended September 30, 2014 is higher than the Canadian combined Federal and Provincial statutory tax rate of 27% mainly due to the agreement to sell Niobec, which triggered a non-cash deferred tax expense. The non-cash deferred tax expense related to the de-recognition of a deferred tax asset as the accounting criteria to recognize the asset could no longer be met. The de-recognition of the deferred tax asset is a non-cash accounting item and is not indicative of the economic value of the underlying tax pools that may be used to reduce cash income taxes in the future. After adjusting for the deferred tax asset that was de-recognized and other items the adjusted effective tax rate for the nine months ended September 30, 2014 is 50% and is consistent with the annual effective tax rate of 50% provided as guidance.
DEPRECIATION EXPENSE
The Company expects depreciation expense to be slightly above the top end of the guidance range of $235 million. The completion of the Essakane plant expansion in the first quarter 2014 and the commencement of commercial production of Westwood on July 1, 2014 increases depreciation expense, while effective October 3, 2014, Niobec's assets are classified as held for sale and no longer depreciated.
CAPITAL EXPENDITURES OUTLOOK1
The Company is reducing its capital expenditure guidance of $400 million to $360 million ± 5% as set out below.
The lower expenditures reflect the Company’s disciplined approach to capital allocation.

($ millions)	Sustaining	Development/ Expansion	Total
Owner-operator
Rosebel	$75	$25	$100
Essakane	60	35	95
Westwood	20	75	95
	155	135	290
Niobec	22	20	42
Côté Gold	—	12	12
Total owner-operator	177	167	344
Joint venture - Sadiola[2]	4	12	16
Total (±5%)	$181	$179	$360

[1]	Capitalized borrowing costs are not included.

[2]	Attributable capital expenditures of $16 million include sustaining capital expenditures and existing commitments related to the ordering of long lead items in 2012 for the Sadiola sulphide project.

IAMGOLD CORPORATION
THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – SEPTEMBER 30, 2014

MARKET TRENDS

GLOBAL FINANCIAL MARKET CONDITIONS
Events and conditions in the global financial markets impact gold prices, commodity prices, interest rates and currency rates. These conditions and market volatilities may have a positive or negative impact on the Company’s revenues, operating costs, project development expenditures and project planning.
GOLD MARKET
The market price of gold, which is a variable outside of the Company’s control, is a significant driver of its financial performance. In the third quarter 2014, the gold price continued to display volatility with spot daily closings between $1,214 and $1,340 per ounce (2013: between $1,213 and $1,420 per ounce) from the London Bullion Market Association.

	Three months ended September 30,		Nine months ended September 30,
	2014	2013	2014	2013
Average market gold price ($/oz)	$1,282	$1,326	$1,288	$1,456
Average realized gold price[1] ($/oz)	$1,272	$1,334	$1,281	$1,438
Closing market gold price ($/oz)			$1,217	$1,327

[1]	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of the MD&A for the reconciliation to GAAP.
NIOBIUM MARKET
Niobec is one of three significant producers of ferroniobium in the world, with a market share of approximately 10% in 2013.  The largest producer in the niobium market is a Brazilian producer whose dominant market position can impact market dynamics; however, the market continues to remain very stable as it has for many years. Demand for niobium has risen 16% year to date compared to the same prior year period 2013, mainly due to stronger steel production in developed countries. World steel production in the third quarter 2014 was 1.4% higher than the same prior year period due to rising production in North America, the Middle East, China and Asia. The average realized sales price was stable in the third quarter 2014 when compared to the the same prior year period. Niobium is a scarce metal used mainly in the production of high strength, low alloy steel. In addition to strengthening the steel, it lightens the weight, enhances flexibility, improves durability and reduces costs. Steel containing niobium has many attractive properties, making it highly desirable for manufacturing automobiles, pipelines, cranes, bridges and other structures designed to handle large amounts of stress.
CURRENCY
The Company’s functional currency is the U.S. dollar. Movement in the Canadian dollar against the U.S. dollar and movement in the Euro against the U.S dollar have a direct impact on the Company’s Canadian mining activities and international operations. Currencies continued to experience volatility relative to the U.S. dollar in the third quarter 2014.

	Three months ended September 30,		Nine months ended September 30,
	2014	2013	2014	2013
Average rates
Canadian$ / U.S.$	1.0884	1.0385	1.0936	1.0233
U.S.$ / €	1.3252	1.3253	1.3554	1.3173
Closing rates
Canadian$ / U.S.$			1.1200	1.0303
U.S.$ / €			1.2630	1.3527

For the reminder of 2014, the Company will have Canadian dollar requirements related to Westwood, the Côté Gold project and Niobec. In addition, the Company will continue to have Euro requirements related to Essakane in Burkina Faso. The Company hedges a portion of currency exposure through forward and option contracts to mitigate the impact of the volatility in the exchange rates of these currencies. For the reminder of 2014, the Company will, on an ongoing basis, update its hedging strategy, which is designed to meet its currency requirements by mitigating the volatility of movement in the exchange rate of foreign currencies.

IAMGOLD CORPORATION
THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – SEPTEMBER 30, 2014

OIL PRICE
The Company’s operations and projects expect to consume approximately 350,000 barrels of fuel for the remainder of 2014. During the third quarter 2014, the oil price displayed volatility with spot daily closings between $91 and $106 per barrel.

	Three months ended September 30,		Nine months ended September 30,
	2014	2013	2014	2013
Average market oil price ($/barrel)	$98	$106	$100	$98
Closing market oil price ($/barrel)			$91	$102
SENSITIVITY IMPACT
The following table provides estimated sensitivities around certain inputs, excluding the impact of the Company’s hedging program that can affect the Company’s operating results, assuming expected 2014 production levels.

	Change of	Annualized impact on Total Cash Costs[1] - Gold Mines[3] by $/oz	Annualized impact on All-in Sustaining Costs[1] - Gold Mines[3] by $/oz
Gold price[2]	$100/oz	$5/oz	$5/oz
Oil price	$10/barrel	$13/oz	$14/oz
Canadian$ / U.S.$	$0.10	$12/oz	$20/oz
U.S.$ / €	$0.10	$10/oz	$11/oz

[1]	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of the MD&A for the reconciliation to GAAP.

[2]	Gold price sensitivities relate to royalty cost arrangements, which are included in total cash costs and all-in sustaining costs.

[3]	Gold mines, as used with total cash costs and all-in sustaining costs, consist of Rosebel, Essakane, Westwood (commercial production), Mouska, Sadiola and Yatela on an attributable basis.

IAMGOLD CORPORATION
THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – SEPTEMBER 30, 2014

QUARTERLY UPDATES

OPERATIONS

	Attributable Gold Sales[2] (000s oz)				Average Realized Gold Price[1] ($/oz)
	Three months ended September 30,		Nine months ended September 30,		Three months ended September 30,		Nine months ended September 30,
	2014	2013	2014	2013	2014	2013	2014	2013
Owner-operator	210	169	529	485	$1,270	$1,336	$1,281	$1,433
Joint ventures	23	26	72	82	$1,287	$1,317	$1,285	$1,470
	233	195	601	567	$1,272	$1,334	$1,281	$1,438

[1]	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of the MD&A for the reconciliation to GAAP.

[2]	Includes Rosebel and Essakane at 95% and 90%, respectively.
The table below presents the gold production attributable to the Company along with the weighted average total cash costs per gold ounce produced and all-in sustaining costs per gold ounce sold.

	Gold Production (000s oz)		Total Cash Costs[1,2] ($ per gold ounce produced)		All-in Sustaining Costs[1] ($ per gold ounce sold)
Three months ended September 30,	2014	2013	2014	2013	2014	2013
Owner-operator
Rosebel (95%)	83	95	$828	$729	$1,048	$979
Essakane (90%)	83	64	861	736	1,149	1,119
Doyon division (100%)	36	2	753	1,048	859	900
	202	161	828	735	1,109	1,108
Joint ventures
Sadiola (41%)	21	19	971	1,297	1,077	1,809
Yatela (40%)	2	5	1,738	1,204	1,984	2,118
	23	24	1,050	1,280	1,168	1,857
Total commercial operations	225	185	851	807	1,115	1,207
Doyon division (100%)	—	43	—	—	—	—
	225	228	851	807	1,115	1,207
Cash costs, excluding royalties			792	734
Royalties			59	73
Total cash costs[3]			$851	$807
All-in sustaining costs[3,4] - gold mines[5]					1,115	1,207
Niobium contribution[6]					(98)	(82)
All-in sustaining costs - total					$1,017	$1,125

[1]	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of the MD&A for the reconciliation to GAAP.

[2]	The total cash costs computation does not include Westwood pre-commercial production for the three months ended September 30, 2013 of 43,000 ounces.

[3]	By-product credits are included in the calculation of this measure; refer to the non-GAAP performance measures section of the MD&A for the reconciliation to GAAP.

[4]	The Company has begun including the income from its Diavik royalty as an offset to operating costs in the calculation of this measure. Previous periods have been revised for comparability.

[5]	Gold mines, as used with total cash costs and all-in sustaining costs, consist of Rosebel, Essakane, Westwood (commercial production), Mouska, Sadiola and Yatela on an attributable basis.

[6]	Niobium contribution consists of the Niobec operating margin and sustaining capital on a per gold ounce sold basis.

IAMGOLD CORPORATION
THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – SEPTEMBER 30, 2014

	Gold Production (000s oz)		Total Cash Costs[1,2] ($ per gold ounce produced)		All-in Sustaining Costs[1] ($ per gold ounce sold)
Nine months ended September 30,	2014	2013	2014	2013	2014	2013
Owner-operator
Rosebel (95%)	231	266	$856	$730	$1,094	$1,055
Essakane (90%)	243	191	860	732	1,098	1,158
Doyon division (100%)	47	48	690	838	851	915
	521	505	843	741	1,131	1,153
Joint ventures
Sadiola (41%)	64	62	1,004	1,071	1,091	1,526
Yatela (40%)	8	20	1,607	1,251	1,920	1,927
	72	82	1,075	1,115	1,189	1,624
Total commercial operations	593	587	871	793	1,138	1,221
Doyon division (100%)	10	53	—	—	—	—
	603	640	871	793	1,138	1,221
Cash costs, excluding royalties			809	718
Royalties			62	75
Total cash costs[3]			$871	$793
All-in sustaining costs[3,4] - gold mines[5]					1,138	1,221
Niobium contribution[6]					(120)	(67)
All-in sustaining costs - total					$1,018	$1,154

[1]	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of the MD&A for the reconciliation to GAAP.

[2]	The total cash costs computation does not include Westwood pre-commercial production for the nine months ended September 30, 2014 and 2013 of 10,000 ounces and 53,000 ounces, respectively.

[3]	By-product credits are included in the calculation of this measure; refer to the non-GAAP performance measures section of the MD&A for the reconciliation to GAAP.

[4]	The Company has begun including the income from its Diavik royalty as an offset to operating costs in the calculation of this measure. Previous periods have been revised for comparability.

[5]	Gold mines, as used with total cash costs and all-in sustaining costs, consist of Rosebel, Essakane, Westwood (commercial production), Mouska, Sadiola and Yatela on an attributable basis.

[6]	Niobium contribution consists of the Niobec operating margin and sustaining capital on a per gold ounce sold basis.

IAMGOLD CORPORATION
THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – SEPTEMBER 30, 2014

CAPITAL EXPENDITURES1

	Three months ended September 30,		Nine months ended September 30,
($ millions)	2014	2013	2014	2013
Sustaining
Gold segments
Rosebel[2,5]	$11.8	$18.9	$47.4	$81.6
Essakane[2]	17.8	27.7	44.7	88.5
Westwood	7.7	—	7.7	—
Total gold segments	37.3	46.6	99.8	170.1
Niobec	6.3	5.9	11.9	25.0
Corporate and Other	0.9	3.5	1.8	3.7
Total sustaining capital expenditures, consolidated	44.5	56.0	113.5	198.8
Joint ventures[4]	0.7	10.6	1.8	29.8
	$45.2	$66.6	$115.3	$228.6
Development/Expansion
Gold segments
Rosebel	$7.5	$0.3	$14.4	$15.9
Essakane	4.5	39.3	32.7	141.0
Westwood[3]	9.3	7.1	64.3	102.7
Total gold segments	21.3	46.7	111.4	259.6
Niobec	3.1	10.5	18.6	34.4
Côté Gold	3.5	—	8.2	—
Total development/expansion capital expenditures, consolidated	27.9	57.2	138.2	294.0
Joint ventures[4]	0.3	5.8	5.3	14.6
	$28.2	$63.0	$143.5	$308.6
Total
Gold segments
Rosebel	$19.3	$19.2	$61.8	$97.5
Essakane	22.3	67.0	77.4	229.5
Westwood[3]	17.0	7.1	72.0	102.7
Total gold segments	58.6	93.3	211.2	429.7
Niobec	9.4	16.4	30.5	59.4
Corporate and Other	0.9	3.5	1.8	3.7
Côté Gold	3.5	—	8.2	—
Total capital expenditures, consolidated	72.4	113.2	251.7	492.8
Joint ventures[4]	1.0	16.4	7.1	44.4
	$73.4	$129.6	$258.8	$537.2

[1]	Capitalized borrowing costs are not included.

[2]
On an attributable basis, Rosebel (95%) and Essakane (90%) sustaining capital expenditures for the three months ended September 30, 2014 were $11.2 million and $16.0 million, respectively, and for the nine months ended September 30, 2014 were $45.0 million and $40.2 million, respectively.

[3]	Excludes inventory and stockpile capitalized costs prior to commercial production.

[4]	Attributable capital expenditures of Sadiola (41%) and Yatela (40%).

[5]	Includes the impact of finance lease principal payments for the three and nine months ended September 30, 2014.

IAMGOLD CORPORATION
THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – SEPTEMBER 30, 2014

Suriname – Rosebel Mine (IAMGOLD interest – 95%)
Summarized Results 100% Basis, unless otherwise stated

	Three months ended September 30,		Nine months ended September 30,
	2014	2013	2014	2013
Mine operating statistics
Ore mined (000s t)	3,656	3,838	9,739	9,345
Waste mined (000s t)	12,150	13,330	37,319	35,258
Total material mined (000s t)	15,806	17,168	47,058	44,603
Strip ratio[1]	3.3	3.5	3.8	3.8
Ore milled (000s t)	3,396	3,270	9,709	9,224
Head grade (g/t)	0.84	1.00	0.82	0.99
Recovery (%)	96	95	95	95
Gold production - 100% (000s oz)	88	100	243	280
Attributable gold production - 95% (000s oz)	83	95	231	266
Gold sales - 100% (000s oz)	84	96	253	262

Performance measures
Average realized gold price[2] ($/oz)	$1,264	$1,337	$1,278	$1,440
All-in sustaining costs[2] ($/oz)	$1,048	$979	$1,094	$1,055
Cash costs[2] excluding royalties ($/oz)	$751	$652	$781	$646
Royalties ($/oz)	$77	$77	$75	$84
Total cash costs[2] ($/oz)	$828	$729	$856	$730

[1]	Strip ratio is calculated as waste mined divided by ore mined.

[2]	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of the MD&A for the reconciliation to GAAP.
Gold production for the third quarter 2014 was 12% lower than the same prior year period primarily as a result of lower grades. However, grades in the third quarter have improved 4% compared to the grade realized in the first half of 2014 due to the implementation of several technical measures identified in the grade control audit conducted earlier this year.
Despite the proportion of hard rock increasing to 33% in the third quarter 2014 from 25% in the same prior year period, throughput was 4% higher as the mine benefited from the optimization and stabilization of mill feed through the implementation of an engineered run-of-mine stockpile ahead of the primary crusher. Recoveries in the quarter improved by 1% compared to the same prior year period and 2% compared to the first half of 2014 as a result of the cyanide in leach project, improved feed stability and carbon management.
Total cash costs per ounce produced were $828 in the third quarter 2014. The increase of 14% as compared to the same prior year period was mainly due to lower grades, partially offset by the positive contributions realized from achieving sustainable operational efficiencies. Rosebel continues to improve its operational performance around plant equipment availability, mine equipment productivity and dilution control.
All-in sustaining costs per ounce sold were $1,048 in the third quarter 2014. The increase of 7% compared to the same prior year period was mainly due to higher cash costs and lower sales volume, partially offset by lower sustaining capital expenditures. Sustaining capital expenditures in the third quarter 2014 were 38% lower than the same prior year period as the Company acquired mobile equipment using finance lease arrangements.
During the third quarter 2014, sustaining capital expenditures of $11.8 million included capital spares ($3.8 million), capitalized stripping costs ($3.2 million), geo-tech engineering ($2.3 million), resource development ($1.3 million), pit optimization and various other sustaining capital ($1.2 million).
Outlook
The 2014 attributable gold production guidance is decreasing from 330,000 - 350,000 ounces to 315,000 - 320,000 ounces as grades and recoveries in the fourth quarter 2014 are expected to be in line with the third quarter 2014 production results.
The Company is lowering the capital expenditures guidance from $120.0 million to $100.0 million. Sustaining capital expenditures of $75.0 million include mine equipment and other capital expenditures to sustain the operation ($45.0 million), capitalized stripping ($20.0 million) and tailings dam raise ($10.0 million). Expansion capital of $25.0 million includes the tailings dam expansion ($15.0 million) and the construction of the solar power plant ($10.0 million).

IAMGOLD CORPORATION
THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – SEPTEMBER 30, 2014

Burkina Faso – Essakane Mine (IAMGOLD interest – 90%)
Summarized Results 100% Basis, unless otherwise stated

	Three months ended September 30,		Nine months ended September 30,
	2014	2013	2014	2013
Mine operating statistics
Ore mined (000s t)	3,303	3,375	9,625	8,509
Waste mined (000s t)	8,292	8,895	24,989	25,539
Total material mined (000s t)	11,595	12,270	34,614	34,048
Strip ratio[1]	2.5	2.6	2.6	3.0
Ore milled (000s t)	2,692	2,808	9,301	8,007
Head grade (g/t)	1.17	0.86	1.01	0.89
Recovery (%)	91	92	90	92
Gold production - 100% (000s oz)	92	71	270	212
Attributable gold production - 90% (000s oz)	83	64	243	191
Gold sales - 100% (000s oz)	99	73	265	210

Performance measures
Average realized gold price[2] ($/oz)	$1,275	$1,336	$1,284	$1,446
All-in sustaining costs[2] ($/oz)	$1,149	$1,119	$1,098	$1,158
Cash costs[2] excluding royalties ($/oz)	$801	$671	$804	$661
Royalties ($/oz)	$60	$65	$56	$71
Total cash costs[2] ($/oz)	$861	$736	$860	$732

[1]	Strip ratio is calculated as waste mined divided by ore mined.

[2]	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of the MD&A for the reconciliation to GAAP.
Gold production for the third quarter 2014 was 30% higher than the same prior year period as a result of higher grades realized from processing greater proportions of hard rock after completion of the plant expansion earlier in the year. Soft rock comprised of 5% of the mill feed in the third quarter 2014 compared to 37% in the same prior year period and 29% in the second quarter 2014. This increase in production was partially offset by lower throughput and recoveries.
During the third quarter 2014, stripping activities continued at a lower rate as Essakane has reached the ore body on the south side of the pit while stripping activities continued on the pit's north side.
Total cash costs per ounce produced in the third quarter 2014 were 17% higher compared to the same prior year period mainly due to higher energy prices, higher consumption of fuel and other consumables as the mine site processed more hard rock and reduced capitalized stripping, partially offset by lower royalties driven by lower gold prices. All-in sustaining costs per ounce sold during the third quarter 2014 were 3% higher compared to the same prior year period mainly due to higher cash costs, partially offset by higher sales volume and lower sustaining capital. Sustaining capital expenditures in the third quarter 2014 decreased 36% from the same prior year period primarily due to timing of capitalized stripping activities.
During the third quarter 2014, sustaining capital expenditures of $17.8 million included capitalized stripping costs ($13.2 million), property, plant and equipment ($1.7 million), capital spares ($1.4 million), resource development ($1.2 million) and various other sustaining capital expenditures ($0.3 million).
Outlook
The 2014 attributable gold production guidance is increasing from 315,000 - 330,000 ounces to 330,000 - 335,000 ounces as Essakane is expected to continue to ramp-up production and process more hard at higher grades in the fourth quarter 2014.
The Company is lowering the capital expenditures guidance from $105.0 million to $95.0 million. Sustaining capital expenditures of $60.0 million include capitalized stripping ($35.0 million), and mine equipment and other capital expenditures to sustain the operations ($25.0 million). Expansion capital of $35.0 million includes the river diversion project ($15.0 million) and the recently completed plant expansion ($20.0 million).

IAMGOLD CORPORATION
THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – SEPTEMBER 30, 2014

Canada – Doyon Division (IAMGOLD interest – 100%)
Summarized Results

	Three months ended September 30,		Nine months ended September 30,
	2014	2013	2014	2013
Mouska operating statistics
Ore mined (000s t)	—	13	27	56
Ore milled (000s t)	—	4	27	116
Head grade (g/t)	—	13.37	15.10	14.22
Recovery (%)	—	89	92	91
Gold production - 100% (000s oz)	1	2	12	48
Gold sales - 100% (000s oz)	7	13	16	48

Mouska performance measures
Average realized gold price[1] ($/oz)	$1,307	$1,329	$1,303	$1,334
All-in sustaining costs[1] ($/oz)	$420	$900	$645	$915
Cash costs[1] excluding royalties ($/oz)	$(84)	$1,019	$425	$807
Royalties ($/oz)	$28	$29	$28	$31
Total cash costs[1] ($/oz)	$(56)	$1,048	$453	$838

	Three months ended September 30,		Nine months ended September 30,
	2014	2013	2014	2013
Westwood operating statistics
Ore mined (000s t)	131	64	195	164
Ore milled (000s t)	153	200	188	248
Head grade (g/t)	7.54	7.24	7.81	7.13
Recovery (%)	94	93	93	93
Pre-commercial gold production - 100% (000s oz)	—	43	10	53
Pre-commercial gold sales - 100% (000s oz)	—	36	11	46
Commercial gold production - 100% (000s oz)	35	—	35	—
Commercial gold sales - 100% (000s oz)	34	—	34	—

Westwood performance measures
Average realized gold price[1] ($/oz)	$1,265	$—	$1,265	$—
All-in sustaining costs[1] ($/oz)	$950	$—	$950	$—
Cash costs[1] excluding royalties ($/oz)	$772	$—	$772	$—
Royalties ($/oz)	$—	$—	$—	$—
Total cash costs[1] ($/oz)	$772	$—	$772	$—

[1]	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of the MD&A for the reconciliation to GAAP.
The Company announced that Westwood achieved commercial production effective July 1, 2014. Since this date, Westwood has been hoisting ore at a sustained level to sufficiently feed the processing plant to enable profitable production.  Accordingly, beginning the third quarter 2014, Westwood is considered an operating mine and is no longer accounted for as a development project. Westwood processed an average of over 1,400 tonnes per day in the quarter.
During the third quarter 2014, the head frame at Mouska was removed and milling was completed for the remaining ore stockpiles. The final gold doré inventory was sold in the quarter.
During the third quarter 2014, sustaining capital expenditures of $7.7 million included underground development ($5.6 million), resource development ($0.5 million), capital spares ($1.4 million), and various other sustaining capital expenditures ($0.2 million).
All-in sustaining costs per ounce sold are expected to increase in the fourth quarter 2014 due to underground development.

IAMGOLD CORPORATION
THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – SEPTEMBER 30, 2014

Outlook
The Company is changing its 2014 attributable gold production guidance range for the Doyon division from 100,000 - 120,000 ounces to 95,000 - 100,000 ounces. The Company is maintaining its total 2014 cash cost guidance of $750 to $850 per ounce produced.
Capital expenditures at Westwood are expected to be approximately $95.0 million. Sustaining capital expenditures of $20.0 million include expenditures after the commencement of commercial production. Development capital of $75.0 million relates to underground development primarily in the first half of 2014.
Mali – Sadiola Mine (IAMGOLD interest – 41%)
Summarized Results 41% Basis

	Three months ended September 30,		Nine months ended September 30,
	2014	2013	2014	2013
Mine operating statistics
Total material mined (000s t)	1,021	3,424	3,962	10,248
Ore milled (000s t)	536	494	1,497	1,453
Head grade (g/t)	1.29	1.40	1.34	1.37
Recovery (%)	94	89	93	92
Attributable gold production - (000s oz)	21	19	64	62
Attributable gold sales - (000s oz)	21	22	64	62

Performance measures
Average realized gold price[1] ($/oz)	$1,287	$1,313	$1,285	$1,458
All-in sustaining costs[1] ($/oz)	$1,077	$1,809	$1,091	$1,526
Total cash costs[1] ($/oz)	$971	$1,297	$1,004	$1,071

[1]	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of the MD&A for the reconciliation to GAAP.
Attributable gold production for the third quarter 2014 was 11% higher than the same prior year period while total cash costs per ounce produced were 25% lower compared to the same prior year period. Cash costs were lower, primarily as a result of a significant decrease in mining activity compared to the same prior year period. All-in sustaining costs per ounce sold were 40% lower compared to the same prior year period mainly due to lower cash costs and lower sustaining capital expenditures. During the third quarter 2014, attributable sustaining capital expenditures were $0.7 million, a decrease of $9.3 million from the same prior year period mainly due to a decrease in capitalized stripping.
Mali – Yatela Mine (IAMGOLD interest – 40%)
Summarized Results 40% Basis
The Yatela mine produced and sold 2,000 ounces in the third quarter 2014, compared to 5,000 ounces produced and 4,000 ounces sold in the same prior year period. For the nine months ended September 30, 2014, the mine produced and sold 8,000 ounces and 20,000 ounces in the same prior year period.
Yatela is expected to cease stacking operations at the end of the fourth quarter 2014 and will provide termination notices to its employees. Closure activities will commence and minimal production is expected.

IAMGOLD CORPORATION
THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – SEPTEMBER 30, 2014

Canada – Niobec Mine (IAMGOLD interest – 100%)
Summarized Results

	Three months ended September 30,		Nine months ended September 30,
	2014	2013	2014	2013
Mine operating statistics
Ore mined (000s t)	612	612	1,750	1,771
Ore milled (000s t)	603	617	1,766	1,743
Grade (% Nb205)	0.64	0.55	0.64	0.55
Niobium production (millions of kg Nb)	1.4	1.3	4.1	3.7
Niobium sales (millions of kg Nb)	1.4	1.1	4.3	3.6
Operating margin[1]($/kg Nb)	$22	$19	$20	$17

[1]	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of the MD&A for the reconciliation to GAAP.
Niobium production for the third quarter 2014 was 1.4 million kilograms, 8% higher than the same prior year period as a result of improved grades and recoveries, partially offset by lower throughput.
Niobium revenues in the third quarter 2014 were 14% higher than the same prior year period due to a 27% increase in sales volume. The operating margin in the third quarter 2014 was 16% higher compared to the same prior year period as a result of the benefit of improved grades and recoveries, as well as decreased costs due to improved operational efficiencies.
In the third quarter 2014, sustaining capital expenditures were $6.3 million, including underground infrastructure ($3.0 million), underground development ($1.5 million), surface maintenance ($0.7 million) and other sustaining capital ($1.1 million).
Outlook
The Company is maintaining its production guidance and expects to produce between 5.2 million and 5.5 million kilograms of niobium in 2014 at an operating margin of between $17 and $19 per kilogram.
The Company is lowering capital expenditures guidance from $50.0 million to $42.0 million. Sustaining capital expenditures are expected to be $22.0 million. Expansion capital of $20.0 million includes work on the feasibility study, permitting and mine development.

DEVELOPMENT AND EXPANSION PROJECTS

	Three months ended September 30,		Nine months ended September 30,
($ millions)	2014	2013	2014	2013
Rosebel	$7.5	$0.3	$14.4	$15.9
Essakane	4.5	39.3	32.7	141.0
Westwood	9.3	7.1	64.3	102.7
Niobec	3.1	10.5	18.6	34.4
Côté Gold project	3.5	—	8.2	—
Total gold segments	27.9	57.2	138.2	294.0
Joint venture - expansion - Sadiola sulphide project (41%)	0.3	5.8	5.3	14.6
Capitalized development and expansion expenditures	$28.2	$63.0	$143.5	$308.6
ROSEBEL
On January 21, 2014, the Company announced that the full expansion of Rosebel was deferred until 2015-2016. The feasibility study related to this expansion will be published at a later time when the Company will capture any material changes in assumptions such as price, costs, grade or rock hardness that occur between now and the start of the expansion.
The 5 megawatt solar farm project started during the first quarter 2014 was connected to the Suriname grid during the third quarter 2014 and is now operational. During the year, $9.1 million of costs were capitalized and designated as expansion capital as the project was necessary to fulfill the energy strategy of the Company and ensure sufficient power to supply the planned future mine expansion.
During the third quarter 2014, $5.3 million was spent on the tailings pond expansion related to earthworks on the northeast dam and the ongoing pumping and piping upgrades required to transfer tailings to the new containment area. Over the past ten years

IAMGOLD CORPORATION
THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – SEPTEMBER 30, 2014

of operations, increasing ore reserves and a series of expansions that have increased the throughput capacity of the processing plant have resulted in the need to expand the storage capacity of the tailings containment facility.
The drilling program at Rosebel continues to target higher-grade, softer rock. Refer to the exploration section for information.
ESSAKANE
In the first quarter 2014, the expanded plant was commissioned at a final cost of $330 million compared to a budgeted cost of $369 million. The Company expects total ounces produced in 2014 to be approximately 30% higher than its 2013 production. In the fourth quarter 2014, additional expansion costs relating to the river diversion project ($0.9 million) and the village resettlement ($0.8 million) are expected.
WESTWOOD
Underground development costs associated with the ramp-up to full-production design levels are designated as development capital. This includes underground development related to mining blocks that are not expected to be in production before 2017. Resource and underground development related to these blocks will start in 2015.
NIOBEC
Underground exploration drilling initiated in March 2014 continued during the third quarter 2014 with just over 16,900 metres completed. The program continues to support a five-year transition strategy towards the planned expansion of the operation into mining blocks 4-5-6, and the beginning of an expansion resource development drilling program at depth in mining blocks 7-8-9. Deposit drilling was completed to confirm ore quality and provide structural information in the areas drilled.
CÔTÉ GOLD PROJECT, ONTARIO, CANADA
Based on previous work completed on the project, a feasibility study is now underway and is expected to be complete in 2017.
JOINT VENTURE - SADIOLA SULPHIDE PROJECT
The Company is working with its joint venture partner to finalize a strategy for the project. The focus is on optimizing the economic model to generate attractive project returns. Any future expansion at Sadiola requires securing a long-term supply of lower-cost, reliable and uninterrupted power.
EXPLORATION
The Company was active at brownfield and greenfield exploration projects in nine countries located in West Africa and the Americas.
In the third quarter 2014, expenditures for exploration and project studies totaled $14.9 million, of which $10.2 million was expensed and $4.7 million was capitalized. The decrease of $3.8 million in total exploration expenditures compared to the same prior year period reflects a smaller planned exploration program primarily due to program cutbacks as part of a sustained cost reduction program. Drilling activities on projects and mine sites totaled approximately 83,400 metres.

	Three months ended September 30,		Nine months ended September 30,
($ millions)	2014	2013	2014	2013
Exploration projects - greenfield	$8.0	$5.8	$22.7	$21.0
Exploration projects - brownfield[1]	4.4	7.5	17.5	30.3
	12.4	13.3	40.2	51.3
Côté Gold studies, including feasibility	2.4	5.4	8.7	18.4
Other studies	0.1	-	0.2	0.9
	$14.9	$18.7	$49.1	$70.6

[1]
Exploration projects - brownfield for the third quarter 2014 and 2013 exclude expenditures related to joint ventures of $0.4 million and $0.3 million, respectively, and includes near-mine exploration and resource development of $2.4 million and $2.1 million, respectively.

IAMGOLD CORPORATION
THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – SEPTEMBER 30, 2014

OUTLOOK – 2014

($ millions)	Capitalized	Expensed	Total
Exploration projects - greenfield	$0.2	$36.8	$37.0
Exploration projects - brownfield[1]	14.9	11.7	26.6
	15.1	48.5	63.6
Côté Gold studies, including feasibility	13.3	0.6	13.9
Other studies	—	0.6	0.6
	13.3	1.2	14.5
	$28.4	$49.7	$78.1

[1]	Exploration projects - brownfield exclude planned expenditures related to Sadiola of $1.1 million and include planned near-mine exploration and resource development of $14.9 million.
The Company is lowering the exploration guidance from $83.3 million to $78.1 million.
The 2014 resource development plan includes approximately 337,000 metres of reverse circulation and diamond drilling.
CÔTÉ GOLD PROJECT, ONTARIO, CANADA
Just over 20,400 metres of diamond drilling have been completed year to date on the Côté Gold deposit. A delineation drilling program was completed on 25 x 25 metre and 25 x 50 metre drill spacing over selected areas of the deposit, including approximately 3,300 metres completed during the third quarter 2014. The program was designed to provide detailed information on the local continuity and controls on mineralization in order to improve the resource model. A total of 1,400 metres of diamond drilling was completed during the third quarter 2014 as part of ongoing geotechnical studies to support the design of mine infrastructure.
Regional exploration activities to develop and assess exploration targets within the 516 square kilometre property holdings surrounding the Côté Gold deposit continued to advance during the quarter. An exploration diamond drilling program totaling just over 2,500 metres was completed during the third quarter 2014 to evaluate prioritized targets in the Clam Lake area located to the west of the Côté Gold deposit. The results will be compiled and evaluated as received and validated.
The Company approved a $25.1 million feasibility study on the Côté Gold deposit, which is anticipated to be complete in 2017. Côté Gold is an attractive long-term asset that is expected to strengthen the Company’s production pipeline.
BROWNFIELD EXPLORATION PROJECTS
The Company's mine and regional exploration teams continued to conduct brownfield exploration and resource development work during the third quarter 2014 at the Rosebel and Essakane operations.
Rosebel, Suriname
Approximately 13,600 metres of diamond and reverse circulation drilling was completed during the third quarter 2014, largely on the Rosebel mine lease. The drilling program remains focused on increasing the near surface soft and transitional rock resource inventories. Resource development and expansion drilling was initiated on the Mayo and Royal Hill deposits. Geological interpretations and resource models are being updated to incorporate the new drill results. Exploration drilling continued to test potential oxide targets along strike of known mineralized trends.
Exploration activities advanced to the drill stage at the Sarafina property on which IAMGOLD's subsidiary, Rosebel Gold Mines may earn a 100% interest in the 10,000 hectare mining concession, located 25 kilometres from the Rosebel gold mine. The property lies within the Unincorporated Joint Venture area that was negotiated with the Government of Suriname in 2013. Nearly 2,000 metres of diamond and reverse circulation drilling were completed during the third quarter 2014 as part of an ongoing drilling program to evaluate a number of priority target areas identified from the ongoing exploration program initiated in the first half of 2014. Assay results are pending.
The Company continues to evaluate possible transactions for other prospective properties with the potential for higher grade, softer rock and lower stripping ratios.
Essakane, Burkina Faso
Just under 6,600 metres of diamond drilling was completed during the third quarter 2014 on the Mine Lease, principally within or adjacent to the Essakane pit. Results continue to be encouraging, with continuity of mineralization demonstrated at depth along the east limb of the deposit in the northern sector of the pit as well as in the hinge zone at the southern end of the pit. The results will be incorporated into an updated resource model by year end. On the surrounding exploration concessions, exploration results derived from drilling, geological mapping and geochemical sampling programs completed prior to the rainy season are being assessed and compiled to help define controls on mineralization at several priority prospect areas. Further drilling is planned in the fourth quarter 2014.

IAMGOLD CORPORATION
THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – SEPTEMBER 30, 2014

Westwood, Canada
In the third quarter 2014, underground excavation comprised of lateral and vertical development totaled 5,031 metres for a total of 13,348 metres year to date. Just under 14,500 metres of underground diamond drilling was also completed during the quarter primarily focused on upgrading inferred mineral resources to an indicated resource category as well as ongoing definition of zones scheduled to be mined. An additional 468 metres of diamond drilling was also completed as part of ongoing geotechnical studies to support the design of mine infrastructure.
GREENFIELD EXPLORATION PROJECTS
In addition to the mine site and brownfield exploration programs described above, the Company was active on ten early to advanced stage greenfield exploration projects during the second quarter 2014. Highlights include:
Boto, Senegal
On October 20, 2014, the Company reported additional drilling results from its 100% owned Boto Gold Project which currently hosts an indicated resource of 22.0 million tonnes averaging 1.62 grams of gold per tonne for 1.14 million ounces and an inferred resource of 1.9 million tonnes averaging 1.35 grams of gold per tonne for 81,000 ounces (refer to news release dated July 29, 2013). Reported highlights include drill intersections of 64 metres grading 3.37 g/t gold and 16 metres grading 7.73 g/t gold. The approved 2014 exploration program includes 14,500 metres of resource delineation and expansion diamond drilling specifically targeting potential strike and depth extensions of the Malikoundi deposit. Approximately 10,600 metres of this total has now been completed with over 2,800 metres drilled during the third quarter 2014.
The diamond drilling program continues to confirm continuity of mineralization within the current Malikoundi resource area and has also returned significant intersections from projected strike and depth extensions of known mineralized zones. The new drill results will be incorporated into an updated resource model as part of an ongoing scoping study to examine a range of potential development options. The drilling program, which was suspended during the third quarter with the arrival of the seasonal rains, is expected to recommence in the fourth quarter 2014.
Siribaya Joint Venture, Mali
The Siribaya exploration project in Mali is operated by IAMGOLD under a 50:50 joint venture with Merrex Gold Inc. ("Merrex). The phase 2 diamond and reverse circulation drilling program initiated during the second quarter 2014 on the Diakha prospect continued until the onset of the annual wet season. A further 5,000 metres in 48 diamond and RC drillholes has now been completed in this phase, with almost 2,700 metres of this total drilled during the third quarter 2014.
Merrex provided regular exploration updates during the quarter as assay results were received, validated and compiled (refer to Merrex news releases dated August 28, 2014 and October 8, 2014). Phase two drill results have confirmed the presence of multiple zones of gold mineralization at significant widths and grades, in association with disseminated sulphide and albite-hematite-chlorite alteration in sandstone host rocks. Drilling on the Diakha discovery will resume in the fourth quarter 2014 following the rainy season. Based on the encouraging drill results received to date, future exploration efforts will be aligned towards the delivery of a maiden resource estimate in 2015.
Pitangui, Brazil
Resource delineation drilling proceeded as planned on the Company’s wholly-owned Pitangui project in Minas Gerais state, Brazil. A total of approximately 7,000 metres of diamond drilling was completed during the third quarter 2014 with results continuing to establish continuity of gold mineralized zones within the core area of the São Sebastião resource. The resource delineation drilling campaign will continue into the fourth quarter 2014 with results to be incorporated in the resource model. An airborne electromagnetic geophysical survey and further geochemical sampling programs are also planned for completion by year end with the objective to identify potential new gold mineralized systems on the property.
Monster Lake Joint Venture, Quebec
The Monster Lake project in northwestern Quebec is held under an option to joint venture with TomaGold Corporation (“TomaGold”). Executed November 11, 2013, the Company may earn a 50% interest in each of TomaGold’s Monster Lake, Winchester and Lac à l´eau Jaune properties in northwestern Quebec by completing scheduled cash payments and exploration expenditures totaling $17.6 million over five years.
On August 20, 2014, the Company reported assay results received for the remaining four holes of a phase one diamond drilling program totaling over 4,500 metres (nine holes) and targeting the direct down-dip and lateral extensions of the 325-Megane mineralized zone previously drilled by TomaGold. Encouraging assay results were returned from up to three altered and mineralized shear zones. A phase 2 diamond drilling program totaling over 5,600 metres in 13 diamond drill holes was carried out during the third quarter 2014 targeting selected areas along strike or at depth on the 325 Megane structure prioritized from the ongoing exploration program. Assay results are pending and will be reported as received, validated and compiled.

IAMGOLD CORPORATION
THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – SEPTEMBER 30, 2014

Eastern Borosi Joint Venture, Nicaragua
The Eastern Borosi project is located in the Mining Triangle of Northeast Nicaragua and held under an option to joint venture agreement with Calibre Mining Corporation (“Calibre”). Signed on May 26, 2014, the Company may earn a 51% interest in Calibre’s Eastern Borosi project by completing scheduled cash payments and exploration work expenditures totaling $5.5 million over three years. The Company can increase its interest by an additional 19% for a total of 70% by completing further scheduled cash payments and exploration expenditures totaling $5.5 million over an additional three year period.
A phase I diamond drilling program was underway throughout the third quarter at the Eastern Borosi project comprising 176 square kilometres in Northeast Nicaragua. On October 16, 2014, Calibre Mining announced in a news release that assay results had been received for 18 of the planned 30 holes, and that the drilling program was being expanded to test additional vein systems and to follow-up drilling of the high-grade gold intercepts received to date.
Caramanta Joint Venture, Colombia
Under the terms of an option in the joint venture agreement signed with Solvista Gold Corporation (“Solvista”) during the fourth quarter 2013, the Company can earn an initial 51% interest in Solvista’s Caramanta Project, located in Colombia’s Mid-Cauca Belt, by investing a total of $18.0 million in qualifying expenditures, including $0.9 million of cash payments, over a maximum five year period commencing December 15, 2013, and can earn an additional 19% interest in the project, for a total 70% interest, by investing a further $18.0 million in qualifying expenditures over an additional three year period.
The 2014 exploration program has involved field-based geological investigations, geochemical sampling and ground geophysical surveys as well as a 4,000 metre diamond drilling program, which commenced during the third quarter 2014 (refer to Solvista news releases dated May 26, 2014 and August 20, 2014). Just under 1,800 metres were completed in six drill holes on the Mal Abrigo, Ajiaco Sur and Casa Verde Au-Cu-Ag porphyry targets. Assay results will be reported as received, validated and compiled.
QUARTERLY FINANCIAL REVIEW

	2014			2013				2012[1]
($ millions, except where noted)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Revenues	$341.5	$288.6	$279.3	$247.2	$293.5	$301.1	$305.3	$398.6
Net earnings (losses)	$(67.3)	$(15.2)	$4.7	$(880.1)	$27.5	$(25.3)	$17.3	$94.6
Net earnings (losses) attributable to equity holders of IAMGOLD	$(72.5)	$(16.0)	$3.7	$(840.3)	$25.3	$(28.4)	$10.9	$84.6
Basic earnings (losses) attributable to equity holders of IAMGOLD per share ($/share)	$(0.19)	$(0.04)	$0.01	$(2.23)	$0.07	$(0.08)	$0.03	$0.22
Diluted earnings (losses) attributable to equity holders of IAMGOLD per share ($/share)	$(0.19)	$(0.04)	$0.01	$(2.23)	$0.07	$(0.08)	$0.03	$0.22

[1]	Revenues for 2012 have been adjusted to reflect the equity method of accounting for joint ventures, Sadiola and Yatela.

IAMGOLD CORPORATION
THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – SEPTEMBER 30, 2014

FINANCIAL CONDITION

LIQUIDITY AND CAPITAL RESOURCES
At September 30, 2014, the Company had $334.4 million in cash, cash equivalents and gold bullion at market value.

Gold Bullion		September 30, 2014	December 31, 2013
Ounces held	(oz)	134,737	134,737
Weighted average acquisition cost	($/oz)	$720	$720
Acquisition cost	($ millions)	$96.9	$96.9
Spot price for gold, end of the period	($/oz)	$1,217	$1,205
Market value, end of the period	($ millions)	$163.9	$162.3
Working capital1 as of September 30, 2014 was $383.3 million, down $138.0 million compared to December 31, 2013 due to lower current assets ($136.6 million) and higher current liabilities ($1.4 million).
Current assets as of September 30, 2014 was $600.0 million, down $136.6 million compared to December 31, 2013 mainly due to lower cash and cash equivalents ($51.8 million), inventories ($42.5 million) and income taxes receivable ($36.8 million).
Regarding the non-cash component of working capital, the Company's initiative to optimize and monetize a portion of its non-cash working capital processes is seeing positive results. Process changes have been made in supplies inventory by increasing turnovers, the timely collection of receivables, and managing vendor payment terms. The Company will continue to assess the appropriate account balances to ensure that it is effectively managing liquidity, while maintaining an appropriate level of risk to its operations.

Working Capital		September 30, 2014	December 31, 2013
Working capital[1]	($ millions)	$383.3	$521.3
Current working capital ratio[2]		2.8	3.4

[1]	Working capital is defined as current assets less current liabilities and excludes non-current stockpiles.

[2]	Current working capital ratio is defined as current assets divided by current liabilities.
As of September 30, 2014, no funds were drawn against the Company’s $750.0 million total unsecured revolving credit facilities. At September 30, 2014, the Company has committed $68.1 million of its $75.0 million letters of credit facility for the guarantee of certain asset retirement obligations.
On January 15, 2014, the Company filed a renewal of its existing short form base shelf prospectus qualifying the distribution of securities up to $1.0 billion. This renewal has a life of 25 months and may be utilized to fund ongoing operations and/or capital requirements, reduce the level of indebtedness outstanding from time to time, fund capital programs, potential future acquisitions and for general corporate purposes. The renewal is subject to compliance with the covenants of the unsecured revolving credit facilities. The issuance of securities in the public markets or to private investors for liquidity enhancement on acceptable terms could be affected by many factors, including but not limited to general market conditions and then prevailing metals prices.
CONTRACTUAL OBLIGATIONS
Contractual obligations as of September 30, 2014 were $1,105.8 million and include contractual cash flows on senior unsecured notes, finance leases and capital. These obligations will be met through available cash resources and net cash from operating activities.
The Company holds hedging contracts that are included in the summary of outstanding derivative contracts in the market risks section.
MARKETABLE SECURITIES
Investments in marketable securities are recorded at fair value. The Company adopted IFRS 9 - Financial Instruments in the second quarter 2014 and all previously recognized impairments were reclassified to other comprehensive income ("OCI"). Refer to the significant accounting policies in the Company's consolidated interim financial statements.
INVESTMENTS IN ASSOCIATES AND JOINT VENTURES
Associates (Galane Gold Ltd. and INV Metals Inc.) and joint ventures (Sadiola and Yatela) are included in the consolidated balance sheets as investments in associates and joint ventures. The Company’s share of earnings (losses) from associates and joint ventures is included in the consolidated statements of earnings as share of net earnings (losses) from investments in associates and joint ventures, net of income taxes.
In the third quarter 2014, the Company reviewed its investments in associates for objective evidence of impairment and determined that no impairments exist. The Company has no ability to control these investments, therefore, the Company is not permitted to

IAMGOLD CORPORATION
THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – SEPTEMBER 30, 2014

utilize an alternate valuation method. For investments in joint ventures, if the Company is made aware of significant events or transactions that were not reflected in the Company’s share of net earnings (losses) from its joint ventures, adjustments are made to the consolidated interim financial statements.
MARKET RISKS
Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. For hedging activities, it is the risk that the fair value of a derivative might be adversely affected by a change in underlying commodity prices or currency exchange rates and that this in turn affects the Company’s financial condition.The Company mitigates market risk by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken, and establishing trading agreements with counterparties under which there is no requirement to post any collateral or make any margin calls on derivatives. Counterparties cannot require settlement solely because of an adverse change in the fair value of a derivative.
SUMMARY OF OUTSTANDING HEDGE AND NON-HEDGE DERIVATIVE CONTRACTS
In the third quarter 2014, the Company entered into derivative contracts to limit the impact of fluctuations as a result of significant volatility in global markets by hedging a portion of its expected consumption of Canadian dollars and oil.
The Company adopted IFRS 9, Financial Instruments, as amended November 2013, in the second quarter 2014 and hedge accounting was applied for the designated derivative contracts from April 1, 2014. Refer to note 2(d) of the Company's consolidated interim financial statements.
At September 30, 2014, the Company’s outstanding hedge and non-hedge derivative contracts were as follows:

Contracts	2014	2015	2016	2017
Foreign Currency
Canadian dollar contracts (millions of C$)	81.0	150.0	—	—
Contract rate range (C$/$)	1.02 - 1.1162	1.1019 - 1.1151	—	—
Hedge ratio[1]	73%	33%	—	—

Euro revenue contracts (millions of €)	8.0	—	—	—
Contract rate range ($/€)	1.36 - 1.3876	—	—	—
Hedge ratio[1]	60%	—	—	—

Commodities
Crude oil contracts (barrels)	—	600,000	792,000	360,000
Contract price range ($/barrel of crude oil)	—	79 - 85	84.05 - 95	82.40 - 95
Hedge ratio[1]	—	41%	50%	23%

Aluminum contracts (tonnes)	600	1,500	600	—
Contract rate range ($/tonne)	1,900 - 2,150	1,730 - 1,985	1,837 - 2,050	—
Hedge ratio[1]	51%	34%	12%	—

[1]	Hedge ratio is calculated by dividing the amount (in foreign currency or commodity units) of outstanding derivative contracts by total foreign exchange and commodity exposures.
CURRENCY EXCHANGE RATE RISK
The Company’s objective is to hedge a portion of its exposure to Canadian dollars and Euros resulting from operating and capital expenditure requirements at Niobec, Rosebel, Essakane and Westwood and corporate. In addition, the Company has a strategy to hedge its exposure to the Euro resulting from forecasted foreign-denominated sales of ferroniobium produced by the Niobec mine.
OIL OPTION CONTRACTS AND FUEL MARKET PRICE RISK
Diesel is a key input to extract tonnage and, in some cases, to wholly or partially power operations. Since diesel is produced by the refinement of crude oil, changes in the price of oil directly impact diesel costs. The Company believes there is a strong relationship between prices for crude oil and diesel.

IAMGOLD CORPORATION
THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – SEPTEMBER 30, 2014

ALUMINUM CONTRACTS AND MARKET PRICE RISK
Aluminum is a key input in the production of ferroniobium. The Company has a hedging strategy to limit the impact of fluctuations of aluminum prices and to economically hedge a portion of its future consumption of aluminum at the Niobec mine.
For further information regarding risks associated with financial instruments, refer to the risks and uncertainties section of the MD&A.
SHAREHOLDERS’ EQUITY

Number issued and outstanding (millions)	September 30, 2014	November 11, 2014
Shares	376.9	376.9
Share options	5.9	5.8
CASH FLOW

	Three months ended September 30,		Nine months ended September 30,
($ millions)	2014	2013	2014	2013
Net cash from (used in):
Operating activities	$115.3	$64.9	$240.2	$202.3
Investing activities	(60.3)	(102.1)	(275.1)	(517.1)
Financing activities	(2.6)	(53.0)	(9.4)	(124.0)
Effects of exchange rate fluctuation on cash and cash equivalents	(2.1)	3.7	(7.5)	2.3
Increase (decrease) in cash and cash equivalents	50.3	(86.5)	(51.8)	(436.5)
Cash and cash equivalents, beginning of the period	120.2	447.3	222.3	797.3
Cash and cash equivalents, end of the period	$170.5	$360.8	$170.5	$360.8
OPERATING ACTIVITIES
Net cash from operating activities for the third quarter 2014 was $115.3 million, up $50.4 million or 78% from the same prior year period. The increase was mainly due to collecting cash on outstanding receivables ($10.9 million), paying less income taxes ($23.1 million) and reducing inventory levels ($14.5 million), partially offset by lower earnings from operations.
INVESTING ACTIVITIES
Net cash used in investing activities in the third quarter 2014 was lower than the same prior year period by $41.8 million mainly due to lower spend on property, plant and equipment ($34.9 million) and proceeds received on sale of assets for finance leases ($6.4 million).
FINANCING ACTIVITIES
Net cash used in financing activities for the third quarter 2014 was lower than the same prior year period by $50.4 million, mainly due to higher dividend payments to non-controlling interests in the same prior year period ($52.2 million).
SALE OF NIOBEC
On October 3, 2014, the Company announced that it had reached an agreement to sell its niobium mine to a group of companies led by Magris Resources Inc. for the total consideration of $530 million including cash proceeds of $500 million upon closing. The sale of Niobec includes the adjacent rare earth element deposit. This transaction is expected to close by the end of January 2015, subject to the receipt of regulatory approvals. Based on current estimates, the gain on the transaction is expected to be approximately $50 million to $60 million.
The Company will present the Niobec disposal group as held for sale in the year-end 2014 consolidated financial statements. The Niobec disposal group forms the niobium segment as presented in Note 24 of the consolidated interim financial statements. Net earnings of the Niobec disposal group will be disclosed as discontinued operations in the consolidated statements of earnings for 2014 and 2013. The assets and liabilities will be classified as held for sale in the consolidated balance sheets and presented within current assets and current liabilities, respectively. While the Niobec disposal group is classified as held for sale, the Company will not recognize depreciation expense on Niobec's non-current assets.
The Company recorded a non-cash deferred tax expense of $72.0 million at September 30, 2014 related to the deferred tax asset that was de-recognized as the accounting criteria to recognize the asset could no longer be met due to the announced sale of Niobec. The de-recognition of the deferred tax asset is a non-cash accounting item and is not indicative of the economic value of the underlying tax pools that may be used to reduce cash income taxes in the future.

IAMGOLD CORPORATION
THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – SEPTEMBER 30, 2014

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

DISCLOSURE CONTROLS AND PROCEDURES
The Company’s disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is communicated to senior management to allow timely decisions regarding required disclosure. An evaluation of the effectiveness of the Company’s disclosure controls and procedures, as defined under the rules of the Canadian Securities Administration, was conducted as at December 31, 2013 under the supervision of the Company’s Disclosure Committee and with the participation of management. Based on the results of that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were effective as of December 31, 2013 in providing reasonable assurance that the information required to be disclosed in the Company’s annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported in accordance with securities legislation.
Since the December 31, 2013 evaluation, there have been no material changes to the Company’s disclosure controls and procedures and their design remains effective.
INTERNAL CONTROL OVER FINANCIAL REPORTING
Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of financial statements in compliance with IFRS. The Company’s internal control over financial reporting includes policies and procedures that:

•	pertain to the maintenance of records that accurately and fairly reflect the transactions of the Company;

•	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS;

•	ensure the Company’s receipts and expenditures are made only in accordance with authorization of management and the Company’s directors; and

•	provide reasonable assurance regarding prevention or timely detection of unauthorized transactions that could have a material effect on the consolidated interim financial statements.

•
An evaluation of the effectiveness of the Company’s internal control over financial reporting was conducted as at December 31, 2013 by the Company’s management, including the Chief Executive Officer and Chief Financial Officer. Based on this evaluation, management has concluded that the Company’s internal control over financial reporting and that the internal controls were effective as at December 31, 2013.

There have been no material changes in the Company’s internal control over financial reporting or in other factors that could affect internal controls during the third quarter 2014.
LIMITATIONS OF CONTROLS AND PROCEDURES
The Company’s management, including the Chief Executive Officer and Chief Financial Officer believe that any disclosure controls and procedures and internal controls over financial reporting, no matter how well designed, can have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance that the objectives of the control system are met.
CRITICAL JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The Company’s management makes judgments in its process of applying the Company’s accounting policies in the preparation of its consolidated interim financial statements. In addition, the preparation of financial data requires that the Company’s management make assumptions and estimates of effects of uncertain future events on the carrying amounts of the Company’s assets and liabilities at the end of the reporting period and the reported amounts of revenue and expenses during the reporting period. Actual results may differ from those estimates as the estimation process is inherently uncertain. Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to estimates and the resulting effects on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.
The critical judgments, estimates and assumptions applied in the preparation of the Company’s interim consolidated financial statements are reflected in note 3(s) of the Company’s consolidated financial statements for the year ended December 31, 2013.
Qualified Person information
The technical information relating to exploration activities disclosed in this document was prepared under the supervision of and reviewed by Craig MacDougall, P.Geo., Senior Vice President, Exploration, for IAMGOLD.  Mr. MacDougall is a Qualified Person as defined by National Instrument 43-101.

IAMGOLD CORPORATION
THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – SEPTEMBER 30, 2014

FUTURE ACCOUNTING POLICIES

For a discussion of future accounting policies, if any, that may impact the Company, refer to Company’s consolidated interim financial statements.
RISKS AND UNCERTAINTIES

The Company is subject to various business, financial and operational risks that could materially adversely affect the Company’s future business, operations and financial condition and could cause such future business, operations and financial condition to differ materially from the forward-looking statements and information contained in this MD&A and as described in the Cautionary Statement on Forward-Looking Information found in this document.
IAMGOLD’s vision challenges it to generate superior value for its stakeholders through accountable mining. The Company’s business activities expose it to significant risks due to the nature of mining, exploration and development activities. The ability to manage these risks is a key component of the Company’s business strategy and is supported by a risk management culture and an effective enterprise risk management (“ERM”) approach.
These practices ensure management is forward looking in its assessment of risks. Identification of key risks occurs in the course of business activities, pursuing approved strategies and as part of the execution of risk oversight responsibilities at the Management and Board of Director's level.
The Company’s view of risks is not static. An important component of its ERM approach is to ensure that key risks which are evolving or emerging are appropriately identified, managed, and incorporated into existing ERM assessment, measurement, monitoring and reporting processes.
For a more comprehensive discussion of the risks faced by the Company, refer to the Company’s latest AIF, filed with the Canadian securities regulatory authorities at www.sedar.com, and filed under Form 40-F with the United States Securities Exchange Commission at www.sec.gov/edgar.html. The AIF, which in addition to being filed and viewable on www.sedar.com and www.sec.gov/edgar.html, is available upon request from the Company, and is incorporated by reference into this MD&A.
NON-GAAP1 PERFORMANCE MEASURES

The Company uses certain non-GAAP financial performance measures in its MD&A, which are described in the following section.
EARNINGS FROM MINING OPERATIONS
This measure is intended to enable management to better understand the earnings generated by operating mine sites and royalties before adjustments for corporate costs and non-operating charges and income. The measure is the difference between IFRS reported revenues and cost of sales, which includes revenues from all metals and royalties, direct costs, and production related allocated costs and depreciation.

	Three months ended September 30,		Nine months ended September 30,
($ millions)	2014	2013	2014	2013
Revenues	$341.5	$293.5	$909.4	$899.9
Cost of sales	294.8	217.7	765.4	610.9
Earnings from mining operations	$46.7	$75.8	$144.0	$289.0

____________________

[1]	GAAP – Generally accepted accounting principles.

IAMGOLD CORPORATION
THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – SEPTEMBER 30, 2014

GOLD MARGIN
The Company’s MD&A refers to gold margin per ounce, a non-GAAP performance measure, in order to provide investors with information about the measure used by management to monitor the performance of its gold assets. The information allows management to assess how well the gold mines are performing relative to the plan and to prior periods, as well as, assess the overall effectiveness and efficiency of gold operations.
In periods of volatile gold prices, profitability changes with altering cut-off gold grades. Such a decision to alter the cut-off gold grade will typically result in a change to total cash costs per ounce, but it is equally important to recognize that gold margins also change at a similar rate. While mining lower-grade ore results in less gold being processed in any given period, over the long-run it allows the Company to optimize the production of profitable gold, thereby maximizing the Company’s total financial returns over the life of the mine. IAMGOLD’s exploitation strategy, including managing cut-off grades, mine sequencing, and stockpiling practices, is designed to maximize the total value of the asset going forward. At the same time, the site operating teams seek to achieve the best performance in terms of cost per tonne mined, cost per tonne processed and overheads.
The gold margin per ounce does not have any standardized meaning prescribed by IFRS, is unlikely to be comparable to similar measures presented by other issuers, and should not be considered in isolation or a substitute for measures of performance prepared in accordance with IFRS.

	Three months ended September 30,		Nine months ended September 30,
($/oz of gold)	2014	2013	2014	2013
Average realized gold price[1]	$1,272	$1,334	$1,281	$1,438
Total cash costs - gold mines[2,3]	851	807	871	793
Gold margin	$421	$527	$410	$645

[1]	Refer to page 27 for calculation.

[2]	Refer to page 29 for calculation.

[3]	Gold mines, as used with total cash costs and all-in sustaining costs, consist of Rosebel, Essakane, Westwood, Mouska, Sadiola and Yatela on an attributable basis.
UNIT OPERATING MARGIN PER KILOGRAM OF NIOBIUM FOR NIOBEC
The Company’s MD&A refers to operating margin per kilogram of niobium at Niobec, a non-GAAP performance measure, in order to provide investors with information about the measure used by management to monitor the performance of its non-gold asset. The information allows management to assess how well Niobec is performing relative to the plan and to prior periods, as well as to assess the overall effectiveness and efficiency of the operation. The operating margin per kilogram of niobium does not have any standardized meaning prescribed by IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers and should not be considered in isolation or be a substitute for measures of performance prepared in accordance with IFRS.
The following table provides a reconciliation of the unit operating margin per kilogram of niobium to revenues and cost of sales as per the consolidated interim financial statements for Niobec.

	Three months ended September 30,		Nine months ended September 30,
($ millions, except where noted)	2014	2013	2014	2013
Revenues[1]	$54.8	$48.0	$174.0	$147.5
Cost of sales excluding depreciation expense[1]	(25.9)	(25.9)	(90.0)	(85.3)
Other items	0.1	(0.1)	(0.1)	(0.9)
Operating margin	$29.0	$22.0	$83.9	$61.3
Sales volume (millions of kg Nb)	1.4	1.1	4.3	3.6
Operating margin[2] ($/kg Nb)	$22	$19	$20	$17

[1]	Refer to note 24 of the consolidated interim financial statements.

[2]	Operating margin per kilogram sold may not calculate based on amounts presented in this table due to rounding.

IAMGOLD CORPORATION
THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – SEPTEMBER 30, 2014

AVERAGE REALIZED GOLD PRICE PER OUNCE SOLD
This measure is intended to enable management to understand the average realized price of gold sold to third parties in each reporting period after removing the impact of non-gold revenues and by-product credits.
The average realized gold price per ounce sold does not have any standardized meaning prescribed by IFRS, is unlikely to be comparable to similar measures presented by other issuers, and should not be considered in isolation or a substitute for measures of performance prepared in accordance with IFRS.
The following table provides a reconciliation of average realized gold price per ounce sold to revenues as per the consolidated interim financial statements.

	Three months ended September 30,		Nine months ended September 30,
($ millions, except where noted)	2014	2013	2014	2013
Revenues	$341.5	$293.5	$909.4	$899.9
Niobium revenues	(54.8)	(48.0)	(174.0)	(147.5)
Royalty revenues	(2.1)	(1.8)	(6.8)	(6.3)
By-product credits	(1.4)	(0.7)	(1.9)	(1.1)
Gold revenue - owner-operator	$283.2	$243.0	$726.7	$745.0
Gold sales - owner-operator (000s oz)	224	182	568	520
Average realized gold price per ounce[1] - owner-operator ($/oz)	$1,270	$1,336	$1,281	$1,433
Gold revenue - joint venture mines	$29.9	$33.8	$92.6	$120.0
Gold sales - joint venture mines (000s oz)	23	26	72	82
Average realized gold price per ounce[1] - joint venture mines ($/oz)	$1,287	$1,317	$1,285	$1,470
Average realized gold price per ounce[1] - gold mines[2] ($/oz)	$1,272	$1,334	$1,281	$1,438

[1]	Average realized price per ounce sold may not calculate based on amounts presented in this table due to rounding.

[2]	Gold mines, as used with average realized gold price per ounce sold, consist of Rosebel, Essakane, Westwood (commercial production), Mouska, Sadiola and Yatela on an attributable basis.

NET CASH FROM OPERATING ACTIVITIES BEFORE CHANGES IN WORKING CAPITAL
The Company makes reference to a non-GAAP performance measure for net cash from operating activities before changes in working capital and net cash from operating activities before changes in working capital per share. Working capital can be volatile due to numerous factors including a build-up or reduction of inventories. Management believes that, by excluding these items, this non-GAAP measure provides investors with the ability to better evaluate the cash flow performance of the Company.
The following table provides a reconciliation of net cash from operating activities before changes in working capital.

	Three months ended September 30,		Nine months ended September 30,
($ millions, except where noted)	2014	2013	2014	2013
Net cash from operating activities per consolidated interim financial statements	$115.3	$64.9	$240.2	$202.3
Adjusting items from non-cash working capital items and non-current ore stockpiles
Receivables and other current assets	(7.6)	3.3	(13.4)	0.3
Inventories and non-current ore stockpiles	(5.7)	8.8	(18.2)	29.6
Accounts payable and accrued liabilities	(13.1)	(9.6)	15.0	18.7
Net cash from operating activities before changes in working capital	$88.9	$67.4	$223.6	$250.9
Basic weighted average number of common shares outstanding (millions)	376.9	376.6	376.8	376.6
Net cash from operating activities before changes in working capital per share ($/share)	$0.24	$0.18	$0.59	$0.67

IAMGOLD CORPORATION
THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – SEPTEMBER 30, 2014

ADJUSTED NET EARNINGS ATTRIBUTABLE TO EQUITY HOLDERS
Adjusted net earnings attributable to equity holders of IAMGOLD and adjusted net earnings attributable to equity holders of IAMGOLD per share are non-GAAP performance measures. Management believes that these measures better reflect the Company’s performance for the current period and are better indications of its expected performance in future periods. Adjusted net earnings attributable to equity holders of IAMGOLD and adjusted net earnings attributable to equity holders of IAMGOLD per share are intended to provide additional information, but are unlikely to be comparable to similar measures presented by other issuers. These measures do not have any standardized meaning prescribed by IFRS and should not be considered in isolation or a substitute for measures of performance prepared in accordance with IFRS. Adjusted net earnings attributable to equity holders of IAMGOLD represents net earnings attributable to equity holders excluding certain impacts, net of taxes, such as write-down of assets, gains or losses on sales of assets, unrealized non-hedge derivative gains or losses, interest expense that is unrelated to financing working capital, foreign exchange gains or losses, restructuring charges, and changes in estimates of asset retirement obligations at closed sites. These measures are not necessarily indicative of net earnings or cash flows as determined under IFRS.

The following table provides a reconciliation of earnings before income taxes of IAMGOLD as per the consolidated statements of earnings, to adjusted net earnings attributable to equity holders of IAMGOLD.

	Three months ended September 30,		Nine months ended September 30,
($ millions, except where noted)	2014	2013	2014	2013
Earnings before income taxes and non-controlling interests	$3.4	$50.1	$20.6	$107.0
Adjusted items:
Changes in estimates of asset retirement obligations at closed sites	1.8	—	9.1	(12.5)
Unrealized derivative (gains) losses	6.9	(7.1)	4.2	14.5
Write-down of assets (reversal)	(4.0)	0.7	7.1	12.9
Restructuring and other charges	0.3	0.1	3.3	1.5
Interest expense on senior unsecured note	—	2.8	0.3	15.8
Foreign exchange losses	0.7	2.4	2.3	3.8
Losses (gains) on sale of assets	1.7	(0.8)	2.3	(0.6)
Yatela closure provision	—	—	9.3	—
Impairment of investments (reversal)	—	(2.5)	(3.4)	64.2
	7.4	(4.4)	34.5	99.6
Adjusted earnings before income taxes and non-controlling interests	10.8	45.7	55.1	206.6
Income taxes	(70.7)	(22.6)	(98.4)	(87.5)
Tax impact of adjusted items and effective tax rate adjustment	65.3	5.3	70.4	10.2
Non-controlling interest	(5.2)	(2.2)	(7.0)	(11.7)
Adjusted net earnings attributable to equity holders of IAMGOLD	$0.2	$26.2	$20.1	$117.6
Basic weighted average number of common shares outstanding (millions)	376.9	376.6	376.8	376.6
Adjusted net earnings attributable to equity holders of IAMGOLD per share ($/share)	$—	$0.07	$0.05	$0.31
Effective adjusted tax rate (%)	50%	38%	50%	37%

IAMGOLD CORPORATION
THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – SEPTEMBER 30, 2014

TOTAL CASH COSTS PER OUNCE PRODUCED
The Company’s MD&A often refers to total cash costs per ounce produced, a non-GAAP performance measure, in order to provide investors with information about the measure used by management to monitor performance. This information is used to assess how well the producing gold mines are performing compared to plan and prior periods, and also to assess their overall effectiveness and efficiency.
Total cash costs are calculated in accordance with a standard developed by the Gold Institute, which was a worldwide association of gold and gold product suppliers, including leading North American gold producers. The Gold Institute ceased operations in 2002, but the standard is still an accepted measure of reporting cash costs of gold production in North America. Adoption of the standard is voluntary, and the cost measures presented herein may not be comparable to other similarly titled measures of other companies. Costs include mine site operating costs such as mining, processing, administration, royalties and production taxes, and realized hedge and non-hedge derivative gains or losses, but are exclusive of depreciation, reclamation, capital, and exploration and evaluation costs. These costs are then divided by the Company’s attributable ounces of gold produced by mine sites in commercial production to arrive at the total cash costs per ounce produced.
The measure, along with revenues, is considered to be one of the key indicators of a Company’s ability to generate operating earnings and cash flow from its mining operations. These total cash costs do not have any standardized meaning prescribed by IFRS and differ from measures determined in accordance with IFRS. They are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures are not necessarily indicative of net earnings or cash flow from operating activities as determined under IFRS.
The following table provides a reconciliation of total cash costs per ounce produced for gold mines to cost of sales, excluding depreciation expense as per the consolidated interim financial statements.

	Three months ended September 30,		Nine months ended September 30,
($ millions, except where noted)	2014	2013	2014	2013
Cost of sales[1], excluding depreciation expense	$223.5	$171.3	$595.3	$485.7
Less: cost of sales for non-gold segments[2], excluding depreciation expense	26.2	27.6	91.9	89.3
Cost of sales for gold segments, excluding depreciation expense	197.3	143.7	503.4	396.4
Adjust for:
By-product credit (excluded from cost of sales)	(1.4)	(0.7)	(1.9)	(1.1)
Stock movement	(7.8)	(9.3)	(6.2)	20.0
Other mining costs	(8.7)	(6.9)	(21.9)	(15.7)
Cost attributed to non-controlling interests[3]	(11.6)	(8.8)	(33.7)	(25.7)
	(29.5)	(25.7)	(63.7)	(22.5)
Total cash costs - owner-operator mines	167.8	118.0	439.7	373.9
Attributable commercial gold production[4] - owner-operator mines (000s oz)	202	161	521	505
Total cash costs[5] - owner-operator mines ($/oz)	$828	$735	$843	$741
Total cash costs[5] - joint venture mines	24.5	31.2	77.3	91.6
Attributable gold production - joint venture mines (000s oz)	23	24	72	82
Total cash costs - joint venture mines ($/oz)	$1,050	$1,280	$1,075	$1,115
Total cash costs - gold mines[6]	192.3	149.2	517.0	465.5
Total attributable gold commercial production[4] (000s oz)	225	185	593	587
Total cash costs[5] - gold mines ($/oz)	$851	$807	$871	$793

[1]	As per note 24 of the Company’s consolidated interim financial statements.

[2]	Non-gold segments consist of Niobium, Exploration and evaluation and Corporate.

[3]	Adjustments for the consolidation of Rosebel (95%) and Essakane (90%) to their attributable portion of cost of sales.

[4]
Gold commercial production does not include Westwood pre-commercial production for the nine months ended September 30, 2014 of 10,000 ounces, and for the three and nine months ended September 30, 2013 of 43,000 ounces and 53,000 ounces, respectively.

[5]	Total cash costs per ounce produced may not calculate based on amounts presented in this table due to rounding.

[6]	Gold mines, as used with total cash costs, consist of Rosebel, Essakane, Westwood (commercial production), Mouska, Sadiola and Yatela, on an attributable basis.

IAMGOLD CORPORATION
THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – SEPTEMBER 30, 2014

ALL-IN SUSTAINING COSTS PER OUNCE SOLD
The Company believes that, although relevant, the current total cash costs measure commonly used in the gold industry does not capture the sustaining expenditures incurred in producing gold, and therefore, may not present a complete picture of a Company’s operating performance or its ability to generate free cash flow from its current operations. For these reasons, members of the World Gold Council (“WGC”) defined an all-in sustaining costs measure that better represents the costs associated with producing gold. The WGC is a non-profit association of the world's leading gold mining companies, established in 1987 to promote the use of gold.
The all-in sustaining costs (“AISC”) per ounce sold measure better meets the needs of analysts, investors and other stakeholders of the Company in assessing its operating performance and its ability to generate free cash flow. The definition of AISC, on an attributable basis, commences with cost of sales, excluding depreciation expense, and includes sustaining capital expenditures, sustaining exploration and evaluation expenses, environmental rehabilitation accretion and depreciation, by-product credits, corporate general and administrative costs and the Diavik royalty. The corporate general and administrative costs offset by the Diavik royalty (as the Company utilizes the royalty income for corporate costs) are not allocated to mine sites, but are reflected in the AISC - owner operated mines, AISC - gold mines and AISC - total.
This measure seeks to represent the cost of selling gold from current operations, and therefore does not include capital expenditures attributable to development projects or mine expansions, greenfield exploration expenses, income tax payments, working capital defined as current assets less current liabilities (except for inventory adjustments), items needed to normalize earnings, interest costs or dividend payments.
Consequently, this measure is not representative of all of the Company’s cash expenditures and is not indicative of the Company’s overall profitability. The calculation of AISC per ounce sold is based on the Company’s attributable interest in sales from its gold mines. The usage of an attributable interest presentation is a fairer and more accurate way to measure economic performance than using a consolidated basis. The Company reports the AISC per ounce sold measures on an attributable sales basis, compared with the Company’s current total cash costs presentation, which is on an attributable production basis.
The Company reports the measure with and without a deduction for by-product credits and reports the measure for its owner-operator mines (includes Rosebel, Essakane, Mouska, Westwood-commercial production), gold mines (includes owner-operator mines, Sadiola and Yatela) and in total (includes gold mines offset by the niobium contribution). The niobium contribution consists of Niobec’s operating margin1 less sustaining capital expenditures. The Company considers the contribution it receives from Niobec when making capital allocation decisions for its gold mines.
AISC measures do not have any standardized meaning prescribed by IFRS and differs from measures determined in accordance with IFRS. It is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. This measure is not necessarily indicative of net earnings or cash flow from operating activities as determined under IFRS.

___________________

1	Refer to unit operating margin per kilogram of niobium for the Niobec mine section.

IAMGOLD CORPORATION
THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – SEPTEMBER 30, 2014

	Three months ended September 30,		Nine months ended September 30,
($ millions, attributable, except where noted)	2014	2013	2014	2013
AISC - owner-operator mines
Cost of sales[1], excluding depreciation expense	$184.0	$134.3	$467.8	$370.7
Sustaining capital expenditures[1]	35.9	46.4	94.8	160.8
By-product credit, excluded from cost of sales	(1.3)	(0.7)	(1.8)	(1.1)
Diavik royalty[5]	(2.1)	(1.7)	(6.8)	(5.9)
Corporate general and administrative costs	12.6	12.1	35.7	37.1
Realized (gains) losses on derivatives	0.1	(3.9)	0.2	(7.5)
Environmental rehabilitation accretion and depreciation	2.5	1.8	8.2	6.1
	231.7	188.3	598.1	560.2
AISC - joint venture mines
Cost of sales for joint ventures, excluding depreciation expense	26.4	37.1	92.0	100.6
Adjustments to cost of sales[2] - joint venture mines	0.8	10.8	(6.4)	31.9
	27.2	47.9	85.6	132.5
AISC - gold mines	258.9	236.2	683.7	692.7
AISC contribution - niobium
Sustaining capital expenditures - niobium	6.3	5.9	11.9	25.0
Less: Operating margin, excluding depreciation - niobium	(29.0)	(22.0)	(83.9)	(63.1)
	(22.7)	(16.1)	(72.0)	(38.1)
AISC - total	$236.2	$220.1	$611.7	$654.6

Attributable gold sales - owner-operator (000s oz)	210	169	529	485
AISC - owner-operator[3] ($/oz)	$1,109	$1,108	$1,131	$1,153
AISC - owner-operator, excluding by-product credit[3] ($/oz)	$1,116	$1,113	$1,135	$1,156
Attributable gold sales - gold mines (000s oz)	233	195	601	567
AISC - gold mines[3,4] ($/oz)	$1,115	$1,207	$1,138	$1,221
AISC - gold mines, excluding by-product credit ($/oz)	$1,121	$1,211	$1,142	$1,223
Impact of niobium contribution[3] ($/oz)	$(98)	$(82)	$(120)	$(67)
AISC - total[3] ($/oz)	$1,017	$1,125	$1,018	$1,154
AISC - total, excluding by-product credit[3] ($/oz)	$1,023	$1,129	$1,022	$1,156

[1]
Includes Rosebel and Essakane at their attributable amounts of 95% and 90% respectively. Refer to note 24 of the consolidated interim financial statements for cost of sales at 100% basis and refer to the capital expenditures table of the MD&A on page 11 for 2014 sustaining capital expenditures at 100% basis.

[2]	Adjustments to cost of sales consist of sustaining capital expenditures, by-product credit and environmental rehabilitation and depreciation.

[3]	AISC per ounce sold may not calculate based on amounts presented in this table due to rounding.

[4]	Gold mines consist of Rosebel, Essakane, Westwood (commercial production), Mouska, Sadiola and Yatela on an attributable basis.
5 Diavik royalty is income IAMGOLD receives, which is used to offset corporate costs.

IAMGOLD CORPORATION
THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – SEPTEMBER 30, 2014